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Astris Energi Inc. · 6-K · For 9/30/04, On 9/30/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: September 30, 2004

Commission File Number: 0-31481

ASTRIS ENERGI INC.



(Translation of registrant's name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2

(Address of principal executive office)

Registrant's telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-_____

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The following are included in this report on Form 6-K:

EXHIBIT 1

ASTRIS ENERGI DEMO A HIT WITH GENERAL PUBLIC

MISSISSAUGA, ONTARIO, CANADA, September 30, 2004 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world's leading alkaline fuel cell (AFC) technology company, had a major success at the Hydrogen and Fuel Cells 2004 Conference and Trade Show, held recently in Toronto. The Conference was the North American debut of Astris' E8 Portable Power Generator and also featured Freedom, Astris' alkaline fuel cell powered Golf Car.

Astris' outdoor booth at Nathan Phillips Square attracted industry figures, government officials, and the general public. The E8 on display was the newest in a series of self-contained, portable generators that are powered by Astris' alkaline fuel cell technology. The quiet, emission-free E8 uses the latest generation POWERSTACK™ MC250 fuel cell modules to deliver 48 V DC at 50 amperes of current and will handle overload up to 60 amps.

At the Ride & Drive Area, Astris' Senior Technologist Mihail Marinescu was kept busy providing interested parties with a ride on Freedom, the world's first alkaline fuel cell powered golf car fuelled by hydrogen. Freedom is currently powered by Astris' 1.0 kW E6 Power Generator, soon to be replaced by the Model E7 that will more than double the power in the identical form factor of the E6. Enthusiastic passengers were impressed by Freedom's quick startup, silent operation, and brisk acceleration.

In addition to the technology displays, Astris had a solid presence at the Conference itself with well-attended presentations by President and CEO Jiri Nor and Vice President of Marketing and Corporate Development Peter Nor. Their papers, "Alkaline Fuel Cell Technology in the Lead" and "Test Equipment for the Fuel Cell Industry" will be published in the conference proceedings. Photos of the event will be available next week on the Company's website at www.astris.ca under News & Events.

"We had a wonderful reception at the Conference," said President and CEO Jiri Nor. "For three days, a continuous stream of people saw our technology in action. The industry insiders and the general public showed a high degree of interest in our alkaline fuel cell technology and its potential use from mobile applications like our Golf Car to portable power generators like the E8. The concept of our platinum-free alkaline fuel cells is catching on and promises to drive future production."

About Astris Energi Inc.

Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Over the past 21 years, more than $17 million has been spent to develop Astris' alkaline fuel cell for commercial applications. Astris is commencing pilot production of its POWERSTACK™ MC250 technology in 2004. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company's website at www.astris.ca.

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered "forward looking statements" as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Loyola Financial Services
Shareholder Services
Ph: 619-209-6068
Fx: 619-209-6071
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.